Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA  19103-2921

Tel:  215.963.5000

Fax:  215.963.5001

www.morganlewis.com

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

June 26, 2015

FILED AS EDGAR CORRESPONDENCE

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             Post-Effective Amendment for SEI Daily Income Trust (File Nos. 002-77048 and 811-03451)

Dear Ms. Bentzinger:

On behalf of our client, SEI Daily Income Trust (the “Trust” or “SDIT”), this letter responds to the comments you provided via telephone on June 9, 2015, regarding the Trust’s post-effective amendment No. 72, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 71, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on April 28, 2015 pursuant to Rule 485(a)(1) under the 1933 Act, for the purpose of adding a new class of shares for the Ultra Short Duration Bond Fund (the “Fund”). SEI Investments Management Corporation (the “Adviser”) serves as investment adviser to the Fund.  Below, we have briefly summarized your comments and questions, followed by our responses.

PROSPECTUS

1.                                      Comment.                                      Please include the Fund’s ticker symbol on the cover of the Prospectus and update the Trust’s series and class identifiers on the SEC’s EDGAR filing system to reflect the new ticker symbol.

Response.                                         We confirm that the Fund’s ticker symbol will be included on the cover of the Prospectus in the Trust’s next post-effective amendment.  We also confirm that the SEC’s

EDGAR filing system will be appropriately updated to reflect the new class of shares being offered by the Fund.

2.                                      Comment.                                      In the “Fees and Expenses” section, please move the explanatory disclosure to precede the shareholder fees table.

Response.                                         In response to your comment, we have reordered the disclosure to precede the shareholder fees table.

3.                                      Comment.                                      In the expense example, please clarify whether the illustrated expenses would apply whether a shareholder redeems or holds his or her shares at the end of the applicable period.

Response.                                         Because redeeming shareholders of the Fund are not charged any deferred sales charge or other fee upon redemption (other than in limited circumstances), the numbers in the expense example would not differ depending on whether a shareholder redeemed his or her investment or continued to hold his or her shares at the end of the illustration period.  Accordingly, and in response to your comment, we have revised the disclosure preceding the expense example table to more clearly indicate that expenses would be the same regardless of whether a shareholder redeemed at the end of the period.

4.                                      Comment.                                      Please supplementally confirm that the Fund’s disclosure is consistent with the observations of the SEC Staff with respect to derivatives related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”).

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

5.                                      Comment.                                      Please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for the purposes of the Fund’s 80% policy.

Response.                                         The Trust notes that the Fund generally will use market values of derivatives for purposes of calculating compliance with its 80% test but that the Fund may use the notional value of derivatives for purposes of calculating compliance with its 80% test in certain appropriate circumstances. For example, in certain instances, a derivative may create investment exposure for the Fund that is equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount.  In such instances, the derivative contract’s notional value is the more appropriate measure of the Fund’s exposure to its investment, and, therefore, the Fund would generally use the derivative’s notional value for purposes of calculating compliance with its 80% test.

6.                                      Comment.                                      Please provide a brief explanatory description of the terms “top-down” and “bottom-up” as they are used in the Fund’s principal investment strategies.

Response.                                         The Adviser has carefully reviewed the Staff’s comment and will consider making applicable revisions to the Fund’s principal investment strategies in response to the comment during the annual update to the Trust’s registration statement for fiscal year 2015.  Because the filing made on April 28, 2015 was for the purpose of adding an additional class of shares to the Fund, and other classes of the Fund’s shares are currently outstanding (with approximately $270 million in assets), the Adviser believes it is important to maintain consistent disclosure across offered classes and that it would be more appropriate to consider implementing revisions like this at the Trust’s next annual update.

7.                                      Comment.                                      Please disclose in the principal investment strategies that the Fund will have a maximum average dollar-weighted duration that does not exceed two years.

Response.                                         The Adviser has carefully reviewed the Staff’s comment and, for the same reasons described in response to Comment #6 above, will consider making applicable revisions to the Fund’s principal investment strategies in response to the comment during the annual update to the Trust’s registration statement for fiscal year 2015.

8.                                      Comment.                                      Please include principal risk disclosure to the effect that the Fund may not meet its investment objective if the Adviser fails to implement the Fund’s principal investment strategy.

Response.                                         The Adviser believes that the principal risk disclosure already sufficiently contemplates the risks associated with the Fund not meeting its investment goal, including a statement at the conclusion of the principal risks section that there is no guarantee that the Fund will achieve its investment goal.  Accordingly, we respectfully decline to make the suggested change to the disclosure.

9.                                      Comment.                                      Please expand the Fund’s credit risk disclosure to include risks associated with the sensitivity of fixed income instruments to changes in credit ratings.

Response.                                         The Adviser has carefully reviewed the Staff’s comment and, for the same reasons described in response to Comment #6 above, will consider making applicable revisions to the Fund’s principal risks in response to the comment during the annual update to the Trust’s registration statement for fiscal year 2015.

10.                               Comment.                                      Please disclose that the Fund defines “fixed income” to include variable and floating rate securities.

Response.                                         In response to your comment, we reviewed the current disclosure in the Prospectus and confirm that the “More Information About Principal Risks” section already indicates that fixed income securities may have fixed, floating or variable rates.  Additional disclosure is also included in the SAI.

11.                               Comment.                                      Please consider adding portfolio turnover as part of the Fund’s principal investment strategies or removing portfolio turnover risk from the Fund’s Principal Risks.

Response.                                         The Fund already prominently discusses the concept of portfolio turnover, the effect of portfolio turnover on performance and the Fund’s portfolio turnover rate for the Fund’s most recent fiscal year.  The Adviser does not consider portfolio turnover to be a part of the Fund’s high principal investment strategy.  Rather, because of the Fund’s investment strategy, the Fund’s portfolio may demonstrate high levels of portfolio turnover.  We believe this concept, and related risk, is already sufficiently described. Accordingly, we respectfully decline to make the suggested change.

12.                               Comment.                                      Please confirm the accuracy of the “Worst Quarter” disclosure in the “Performance Information” section.

Response.                                         In response to your comment we have corrected this item.

13.                               Comment.                                      In the Fund’s “Performance Information” section, please disclose that returns for Class Y shares will vary from the returns of Class A shares presented.  (See Item 4(b)(2)(iv)(C). of Form N-1A).

Response.                                         In response to your comment, we have enhanced the disclosure in the Fund’s “Performance Information” section to indicate that returns for Class Y shares will vary from the returns of Class A shares.

14.                               Comment.                                      In the “More Information About Investments” section, please state whether the Fund’s investment objective is fundamental or whether it can be changed without shareholder approval.

Response.                                         Item 9(a) of Form N-1A requires a fund to state whether its investment objective may be changed without shareholder approval, but does not require a fund to state whether its investment objective cannot be changed without shareholder approval.  In the absence of such disclosure, a fund’s investment objective is considered to be fundamental and, accordingly, cannot be changed without shareholder approval.  Based on the requirements of Form N-1A and the disclosure practices of the Fund’s related funds, we have determined to retain the disclosure as-is.

15.                               Comment.                                      In the “More Information About Investments” section, please include additional disclosure about the Fund’s fundamental investment strategies, which should not be duplicative of the disclosure of the Fund’s principal investment strategies included in the summary section of the prospectus.

Response.                                         The Adviser believes that the Fund’s investment strategies are sufficiently described in the summary section of the Prospectus and that including additional disclosure in the “More Information About Investments” section would be repetitive and unnecessary.  Accordingly, and for the same reasons described in response to Comment #6 above, the Adviser has determined to retain the current disclosure as-is.

16.                               Comment.                                      In the “More Information About Investments” section, please disclose whether the Fund engages in frequent trading of portfolio securities to achieve its principal investment strategies.  (See Instruction 7 to Item 9(b)(1) of Form N-1A).

Response.                                         The Adviser has carefully reviewed the Staff’s comment and, for the same reasons described in response to Comment #6 above, will consider making applicable revisions to the “More Information About Investments” section in response to the comment during the annual update to the Trust’s registration statement for fiscal year 2015.  In general, we understand Instruction 7 to Item 9(b)(1) of Form N-1A to require affirmative disclosure of a fund’s use of active and frequent trading strategies and do not believe that Form N-1A requires a fund to state that the fund does not engage in active and frequent trading of portfolio securities to achieve its principal investment strategy.

17.                               Comment.                                      In the “More Information About Principal Risks” section, please include a description of repurchase risk.

Response.                                         In response to your comment we have added disclosure regarding repurchase risk to the “More Information About Principal Risks” section.

18.                               Comment.                                      Please consider adding disclosure to the Fund’s “Principal Risks” section that addresses inflation-protected securities risk (which is included in the “More Information About Principal Risks” section).

Response.                                         Item 9(c) of Form N-1A requires a fund to disclose the principal risks of investing in the fund.  The design of the Item 9(c) disclosure requirement is to provide a more elaborate discussion of those principal risks that are provided in the summary section of the prospectus in response to Item 4(b) of Form N-1A.  The Fund’s summary section currently includes disclosure of fixed income market risk, interest rate risk, and other general risks applicable to a fixed income investment strategy.  We believe that, consistent with the intention of the Form N-1A disclosure structure, the discussion of inflation-protected securities risk in the Fund’s Item 9(b) disclosure is a more elaborate discussion of those risks that are provided in the summary section of the prospectus.

19.                               Comment.                                      In the “Portfolio Turnover” disclosure in the Fund’s “More Information About Principal Risks” section, please explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance.  (See Instruction 7 to Item 9(b)(1) of Form N-1A).

Response.                                         The Adviser has carefully reviewed the Staff’s comment and, for the same reasons described in response to Comment #6 above, will consider making applicable revisions to the “Portfolio Turnover” section in response to the comment during the annual update to the Trust’s registration statement for fiscal year 2015.

20.                               Comment.                                      Please include reallocation risk in the Fund’s “Principal Risks” section and disclose in that section that the Adviser may use the Fund as part of an asset allocation strategy.  Please specifically address the risks to investors who do not invest in the Fund through the asset allocation strategy.

Response.                                         The Adviser has carefully reviewed the Staff’s comment and, for the same reasons described in response to Comment #6 above, will consider making applicable revisions to the fund’s principal risk disclosure in response to the comment during the annual update to the Trust’s registration statement for fiscal year 2015.

21.                               Comment.                                      In the “Purchasing, Exchanging and Selling Fund Shares” section, please include the information required by Item 12(c)(3) of Form N-1A for the class into which shares can be converted.

Response.                                         We have removed this disclosure from the prospectus because the Trust does not currently expect to exercise its ability to redeem shareholders of Class Y shares of the Fund into a different class of shares of the Fund.

22.                               Comment.                                      In the “How To Purchase Fund Shares” section, please clarify that in order to receive the Fund’s net asset value per share on that day, orders must be received in proper form before 4:00 p.m. Eastern Time (in addition to the current disclosure regarding receipt of dividends declared).

Response.                                         In response to your comment, we have revised the disclosure accordingly.

23.                               Comment.                                      In the “How To Sell Your Fund Shares” section, please consider disclosing that requests for redemption must be received by 4:00 p.m. Eastern Time in order to get the Fund’s net asset value per share on that day.

Response.                                         In response to your comment, we have revised the disclosure accordingly.

24.                               Comment.                                      In the “Receiving Your Money” sub-section of the “How To Sell Your Fund Shares” section, please consider expanding this disclosure to cover payments up to seven business days after the sale of Fund Shares.

Response.                                         After carefully considering the Staff’s comment, the Adviser has determined to retain the disclosure as-is.

SAI

25.                               Comment.                                      In the “Investment Objective and Policies” section, please consider clarifying whether the Fund also uses forwards for hedging purposes to manage the Fund’s exposure to interest rate risk.

Response.                                         In response to your comment, we have revised the SAI to state that the Fund will use futures contracts and forward contracts for hedging purposes to manage the Fund’s exposure to interest rate risk.

26.                               Comment.                                      In the “Investment Objective and Policies” section, please reconcile the disclosure that the Fund will invest up to 10% of its net assets in illiquid securities with the non-fundamental policy that it will not purchase illiquid securities if, in the aggregate, more than 15% of its net assets would be invested in illiquid securities.

Response.                                         We do not believe that these disclosures are inconsistent.  The Fund has adopted a non-fundamental policy to not purchase illiquid securities if, in the aggregate, more than 15% of the Fund’s net assets would be invested in illiquid securities.  This policy can only be changed by the Fund’s board of trustees.  Notwithstanding this non-fundamental policy, the Adviser has determined that the Fund should be more strictly managed so as not to invest more than 10% of its net assets in illiquid securities.  This more restrictive limitation on the Fund’s ability to invest in illiquid securities is reflected in the Fund’s principal investment strategy and is not a fundamental or non-fundamental policy of the Fund.

27.                               Comment.                                      In general, when discussing segregated assets, please provide more disclosure regarding the manner in which amounts are segregated and whether the method of segregation differs according to the type of security.

Response.                                         The Adviser has carefully reviewed the Staff’s comment and, for the same reasons described in response to Comment #6 above, will consider making applicable revisions to the Fund’s prospectus and SAI disclosure in response to the comment during the annual update to the Trust’s registration statement for fiscal year 2015.

28.                               Comment.                                      In the “Repurchase Agreements” disclosure on page S-12, please clarify the references to money market funds.

Response.                                         In response to your comment, we have clarified this disclosure in the SAI.

29.                               Comment.                                      The Fund’s disclosure indicates that the Fund will write credit default swaps.  Please supplementally confirm to the SEC Staff that the Fund will cover the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         In response to your comment, the Fund confirms that if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement, and less any offsetting positions.  Typically, this is the notional amount of the instrument underlying the swap agreement.

30.                               Comment.                                      In the “Investment Limitations” section, please clarify the reference to money market funds in the supplementary disclosure on “Diversification.”

Response.                                         In response to your comment, we have removed this disclosure from the SAI.

31.                               Comment.                                      Please disclose whether the Fund is continuously offered, the aggregate dollar amount of underwriting commissions, the amount retained by the principal underwriter for each of the Fund’s last three fiscal years, and the compensation information required under Item 25(b) of Form N-1A.

Response.                                         In response to your comment, we have included disclosure stating that the Fund’s shares are continuously offered.  Further, we supplementally confirm that the Fund’s principal underwriter does not retain any underwriting commissions and does not receive any of the types of compensation described under Item 25(b) of Form N-1A from the Fund in connection with its role as the principal underwriter of the Fund’s shares.  Accordingly, we have not included any disclosure related to such compensation in the SAI.

32.                               Comment.                                      On page S-27, please provide the information required under Item 17(b)(5) of Form N-1A regarding the ownership of securities in the Adviser or principal underwriter of the Fund.  If there is no such ownership, please include such disclosure.

Response.                                         The Adviser supplementally confirms that, to the best of its knowledge based on information periodically requested of and provided by the Trust’s independent trustees, none of the Trust’s independent directors (or his or her immediate family members), is a beneficial or record owner of any class of securities of the Adviser or the Fund’s principal underwriter, or any person directly or indirectly controlling, controlled by, or under common control with, the Adviser or the Fund’s principal underwriter.  In the absence of any such ownership, we do not believe that this requires disclosure in the SAI.

33.                               Comment.                                      Please provide the information set forth in the table on page S-28 for Russell Emery, Chief Compliance Officer of the Trust, regarding the compensation he receives from the Trust, or, alternatively, confirm supplementally that Mr. Emery is not a “Compensated Person” as the term is defined in Form N-1A. See Item 17(c) of Form N-1A.

Response.                                         The Adviser supplementally confirms that because less than $60,000 of Mr. Emery’s total compensation is attributable to payments from the Fund, Mr. Emery would not be considered a “compensated person” as that term is defined in Item 17(c) of Form N-1A.

34.                               Comment.                                      Please include a brief statement disclosing whether the Fund and the Adviser and principal underwriter have adopted codes of ethics under Rule 17j-1 under the 1940 Act and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund.  See Item 17(e) of Form N-1A.

Response.                                         In response to your comment, we have reviewed the Fund’s current disclosure and believe that the section in the SAI pertaining to Codes of Ethics complies with the requirements of Item 17(e) of Form N-1A. Nonetheless, we have added a clarifying sentence to the disclosure that states that subject to applicable pre-clearance requirements, certain personnel may be permitted under the Code of Ethics to invest in securities that may be purchased or held by the Fund, as long as such investments are conducted in accordance with the Code of Ethics and related compliance policies and procedures.

35.                               Comment.                                      Please provide the information regarding control persons and principal holders of securities on page S-38 for the Fund as a whole, not just a particular class of the Fund.  See Item 18(a) of Form N-1A.

Response.                                         In response to your comments, we confirm that the Trust’s next post-effective amendment will include control person and principal holder disclosure for all shareholders in the Fund and will not be specific to a particular class of Fund shares.

36.                               Comment.                                      Please include the financial statements and schedules required by Reg S-X.

Response.                                         Pursuant to Rule 6-03(j) under Regulation S-X, each class of a registered investment company is treated as if it is a separate investment company.  Class Y shares of the Funds have not yet commenced operations and have no performance history of financial statements.  Although Rule 6-03(j) does permit (and not require) a fund to include information of other classes for comparative purposes, the Adviser has determined, consistent with past practices applied to other funds advised by the Adviser, not to include any financial statements of other classes of the Fund’s shares in the prospectus or SAI.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien